Himalaya Shipping Ltd. (HSHP) – Invitation to Third Quarter 2025 Conference Call

Hamilton, Bermuda, November 3, 2025

Commercial update:

Himalaya Shipping Ltd. will be hosting a conference call to discuss the Company's results for the third quarter of 2025 on Thursday, November 6, 2025 at 9:00 a.m. Eastern Time (3:00 p.m. CET). The Company plans to release its financial results for the third quarter of 2025 before the open of the Oslo Stock Exchange on Thursday, November 6, 2025. The earnings report and presentation will be available on the Investor Relations section on www.himalaya-shipping.com.

To join the call, you may register at: https://channel.royalcast.com/landingpage/hegnarmedia/20251106_9/

Dial-in:

Denmark: +45-7-8768490
Sweden: +46-8-1241-0952
Norway: +47 21 95 63 42
United Kingdom: +44-203-7696819
United States: +1 646-787-0157
Germany: +49-30-21789327

Pin code for all countries: 114120

There will be a Q&A session after the presentation.

Participants are encouraged to dial in 10 minutes before the start of the call.

Questions may be directed to:
Lars-Christian Svensen, Contracted CEO
Telephone +47476 38756